December 12, 2014

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Medivation, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 6, 2014
File No. 001-32836

Dear Mr. Rosenberg:

This letter sets forth the responses of Medivation, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 24, 2014, with respect to the above-referenced Form 10-K and Form 10-Q. Set forth below is the heading and text of the Staff’s comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Collaboration Revenue, page 60

1.	Please provide us proposed disclosure to be included in future periodic reports that discloses for each period presented, the key factors driving the increase in collaboration revenue attributable to XTANDI sales. Please address the following:

•	Separately disclose the increase in sales due to changes in price and changes in volume and the expected effect, if any, of these trends on future results of operations;

•	The change in net sales due to changes in prior period estimates of deductions from gross sales; and

•	Any material changes in customer inventory levels and the impact of these changes on future sales.

Company Response

The Company acknowledges the Staff’s comment. The Company proposes to revise its disclosure, beginning in its Annual Report on Form 10-K for the year ended December 31, 2014, to address the impact(s) of key factors driving changes in revenue attributable to XTANDI sales, to the extent each factor is applicable, substantially as follows:

Net sales of XTANDI for the year ended December 31, 2014, were [$], an increase of [$], or [%], compared with net sales for the prior year. Approximately [fraction] of the increase was due to higher sales volume. Approximately [fraction] of the increase was due to changes in price elements. The increase in price elements year-over-year includes an adjustment of [$] related to changes in prior period estimates of deductions against gross sales.

525 Market Street, 36th floor San Francisco, CA 94105 (415) 543-3470 Fax (415) 543-3411 www.medivation.com

The Company also proposes to disclose in future filings the impact of any known material trends on future results of operations attributed to changes in sales volume and changes in price elements. The Company proposes to also disclose material changes in customer inventory levels and the anticipated impact of these changes on future sales, if applicable, to the extent the Company is able to obtain reliable information regarding customer inventory levels.

2.	Although you disclose the aspects of health care reform legislation that affect the company, you do not quantify its impact on your financial statements. In this regard, please provide us proposed disclosure to be included in MD&A in future periodic reports indicating the amount of the reduction to net sales for each period presented, as applicable, for the increased Medicaid rebate and for additional rebate associated with the Medicare Part D “donut hole.” Finally, if you believe that the expected effects of health care reform legislation in 2014 and beyond will be materially different than the 2013 trends, include the expected effects in the proposed revised disclosure.

Company Response

The Company acknowledges the Staff’s comment concerning quantification of the provisions associated with the Patient Protection and Affordable Care Act of 2010 (the “PPACA”) and other healthcare reform legislation.

The Company respectfully submits that it has identified several key provisions of the PPACA and other healthcare reform legislation within Part I, Item 1A, “Risk Factors—Risks Related to XTANDI® (enzalutamide) capsules—Federal healthcare laws and regulations may substantially impact our ability to generate revenue from XTANDI.” The second point in this risk factor discusses the provision of PPACA that increased the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% from 15.1%. This provision was enacted prior to the September 13, 2012 commercial launch of XTANDI, and, therefore, the Company did not experience an increase from period to period in the rate associated with Medicaid rebates. The third point in the risk factor discussion addresses the provision of healthcare reform legislation related to the Medicare Part D “donut hole” under which manufacturers must agree to offer 50% point-of-sale discounts from negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition to the manufacturer’s outpatient drugs being covered under Medicare Part D. The Company respectfully submits that the impact of additional rebates associated with the Medicare Part D “donut hole” is not specifically measurable by the Company in the periods presented, as it is affected by information that is not available to the Company, including the volume of XTANDI sales in the U.S. that are eligible for participation in the Medicare Part D program and the degree to which patients may receive other medications also applicable to the “donut hole”.

Considering the above, the Company proposes to revise its MD&A disclosure, beginning in its Annual Report on Form 10-K for the year ended December 31, 2014, to include a paragraph reading substantially as follows:

Along with other manufacturers of branded pharmaceutical products, we are subject to various provisions of the Patient Protection and Affordable Care Act of 2010, or PPACA, and other healthcare reform legislation. The stated goals of this legislation include reducing the number of uninsured Americans, improving the quality of healthcare delivery and reducing projected U.S. healthcare costs. The largest component of the deductions from gross sales used in deriving net sales of XTANDI in the United States is legally mandated discounts or rebates to Medicare and other government programs such as Medicaid. Although the full impact to the Company of all elements of PPACA and other healthcare reform legislation cannot be specifically determined, we estimate that legally mandated discounts or rebates for Medicaid and Medicare Part D programs, including the Medicaid 23.1% rebate and the “donut hole” provisions, reduced XTANDI U.S. sales by approximately [%] in the year 2014. These provisions are anticipated to continue to impact U.S. sales of XTANDI to a similar degree in future periods. The financial impact of U.S. health care reform legislation to the Company’s consolidated financial statements in future periods depends on a number of factors, including the timing of and changes in sales volumes for our products and the number of patients eligible for these government programs. Additional information regarding the impact of the provisions of PPACA and other healthcare reform legislation on us is included in Part I, Item 1A (Risk Factors) under the caption “Risks related to XTANDI® (enzalutamide) capsules—Federal healthcare laws and regulations may substantially impact our ability to generate revenue from XTANDI.”

Form 10-Q for the Quarterly Period ended September 30, 2014

Note 12. Commitments and Contingencies

(d) Research and License Agreement, page 20

3.	Please provide us proposed disclosure to be included in future period reports which discloses the aggregate amount of future milestone payments you could pay under the Research and License Agreement with OncoFusion Therapeutics, Inc.

Company Response:

The Company respectfully acknowledges the Staff’s comment and notes preliminarily that it believes the Research and License Agreement with OncoFusion Therapeutics, Inc. is not currently material within the meaning of Regulation S-K Item 601(b)(10). The Company believes that including disclosure of the milestone payments that it may be required to make in the future for very early stage programs that do not yet have specific drug candidates proposed to be clinically tested in human populations, as is the case with the technology licensed from OncoFusion Therapeutics, Inc., would not be informative and could be misleading to investors. The Company believes that these potential milestone payments are not material to investors unless and until there is at least a reasonable possibility of achieving a clinical or commercial event triggering a milestone payment. At each balance sheet date, the Company will evaluate the probability of achieving each of the defined clinical and commercial events and will update the disclosure to include such related milestone payment amounts when they become reasonably possible.

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission under the Securities Exchange Act of 1934, as amended (“Exchange Act Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Exchange Act Filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me.

Very truly yours,
Medivation, Inc.

/s/ Richard A. Bierly
Chief Financial Officer